Exhibit 16.1

May 8, 2003

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sirs:

We were previously principal accountants for American Retirement Villas Properties II (the Partnership) and, under the date of February 28, 2003, we reported on the consolidated financial statements of the Partnership as of and for the years ended December 31, 2002 and 2001. On May 5, 2003, our appointment as principal accountants was terminated. We have read the Partnership’s statements included under Item 4 of its Form 8-K dated May 8, 2003 and we agree with such statements, except that we are not in a position to agree or disagree with the Partnership’s statement that Deloitte & Touche LLP was appointed as the new independent accountants for the fiscal year ending December 31, 2003.

Very truly yours,

KPMG LLP